Mail Stop 3561

August 24, 2007

Mr. Robert W. Pangia, CEO
Highlands Acquisition Corp.
One Paragon Drive, Suite 125
Montvale, Jersey 07645

> **Re:** **Highlands Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **Filed on August 7, 2007**
> **File No. 333-143599**

Dear Mr. Pangia:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please incorporate your response to comment five of our letter dated July 11, 2007, with regard to the factors that the company used to value the offering at $100,000,000 (or $115,000,000 if the underwriter's over-allotment is exercised in full), in the appropriate places in the registration statement. Also, please address and disclose in the appropriate places, the factors you considered in determining that the company might need $98,250,000 (or $112,650,000 if the underwriter's over-allotment is exercised in full) in the trust fund to effect the business combination contemplated by the registration statement. The amendment does not appear to address the factors and motivations used by the company to determine the trust fund's valuation.

2.   We note your response to comment six of our previous letter and we reissue the comment. Please <u>clearly</u> disclose in the registration statement, such as the summary section, that management could pursue acquisitions of companies that are a portfolio company of or have otherwise received a financial investment from affiliated funds or are affiliates of officers, directors, or founders.

3.   The staff has reviewed your changes in response to comment seven of our previous letter. However, the changes do not appear to explain why or what factors management would use to choose an investment outside of the healthcare industry. Further, once management has made the decision to invest or evaluate a business outside of the healthcare industry, the disclosures fail to discuss what objective criteria management would use to evaluate such opportunities or how that criterion differs from the healthcare industry. Merely stating that the company would hire outside advisors is insufficient.

4.   We note your response to comment nine of our previous letter. Please advise us of the exhibit(s) in which the founders have agreed that they will not transfer ownership interests in the entities that purchased or will purchase the securities; otherwise, please file the agreement(s) as an exhibit(s). In addition, we note that in the escrow agreement, Exhibit 10.12, the underwriter has the right to waive any transfer restrictions. Please include this disclosure in the prospectus or advise us why no revision is necessary.

Summary, page 1

5.   We note the revised disclosure on page 2 in regards to certain factors in which officers and non-independent directors have agreed to present business opportunities to the company prior to any other person or entity. However, we also note the disclosure that these obligations are "subject to any pre-existing fiduciary or other obligations the officer or non-independent director may owe to another entity." Please disclose here, clearly and briefly, the extent of pre-existing fiduciary obligations that the officers and non-independent directors have which would have priority over the company and the obligations in the agreement.

Risk Factors, page 24

6.   We note that the first risk factor on page 37 indicates that the founders, including officers and directors, control a substantial interest in the company. Please disclose whether the founders, including officers and directors, intend to purchase additional units or shares of common stock from the company in the offering or later private placements, whether in the open market or in private transactions. If so, discuss how these purchases may impact their ability to influence the outcome of matters requiring stockholder approval, such as a business combination.

Proposed Business, page 55

7.   In reference to comment number 18, the original and revised disclosure on the company's competitive strengths highlights the attractiveness of the company's corporate structure and its status as a public company to a proposed target business. On page 74 of the amendment, the company lists factors, including the SPAC's unique structure, which may make it unattractive to potential target businesses. Please balance the disclosure on page 57 to recognize these limitations or advise us why no revision is necessary.

Effecting a Business Combination, page 59

General, page 59

8.   Please disclose whether the independent investment banking firm referred to at the top of page 60 is required to be a member of the Financial Industry Regulatory Authority.

9.   Please revise to state whether or not you anticipate that shareholders, in addition to the board of directors, will be entitled to rely on any such fairness opinion. If you anticipate that future disclosure may indicate that the investment banking firm takes the view that shareholders may not rely on the opinion, revise to address how you will consider such a view in deciding which investment banking firm to hire. Please revise accordingly the disclosure in the "Fair market value of business of businesses" subsection on page 62.

Management, page 76

10.   The biographies of Russell Warren, M.D., and Russell Warren, Jr., omit any references to Fieldpoint Capital, LLC. Please revise, or explain why no revision is necessary.

Executive Officer and Director Compensation, page 80

11.   Please provide additional information regarding William V. Campbell's investment in Ivy Healthcare Capital's funds. Please provide enough information to determine if Mr. Campbell is in fact an independent director or advise us why no revision is necessary.

Conflicts of Interest, page 82

12.   Please provide disclosure of whether any directors or officer of the company owns (shares, warrants, options, or otherwise) a significant stake in Clarus Corporation.

Principal Stockholders, page 86

13.   Please incorporate your response to comment number 30 in the registration statement.

Financial Statements

14.   Please provide a currently dated consent in any amendment and ensure the financial
        statements are updated as required by Rule 3-12(g) of Regulation S-X.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments and provides
any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a
registration statement. Please allow adequate time after the filing of any amendment for further
review before submitting a request for acceleration. Please provide this request at least two
business days in advance of the requested effective date.

        Any questions regarding the accounting comments may be directed to Blaise Rhodes at
(202) 551-3774. Questions on other disclosure issues may be directed to Edwin S. Kim at (202)
551-3297.

                                                        Sincerely,

                                                        John Reynolds
                                                        Assistant Director

cc: Jeffrey M. Gallant, Esq.
        Fax: (212) 818-8881